SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RECKSON OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))

RECKSON OPERATING PARTNERSHIP, L.P.
 (Names of Filing Persons (Issuer))

4.00% Exchangeable Senior Debentures due 2025
(Title of Class of Securities)

75621L AJ 3
(CUSIP Numbers of Class of Securities)

Andrew S. Levine
Reckson Operating Partnership, L.P.
420 Lexington Avenue
New York, New York 10170
(212) 594-2700

Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$81,381,000	$5,802.47

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $81,381,000. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement.

This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Reckson Operating Partnership, L.P., a limited partnership duly organized and existing under the laws of Delaware ("Reckson" or the "Company"), and relates to the right of each holder (each, a "Holder") of the Company's 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures") to sell, and the obligation of the Company to purchase, the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 1999, among the Company, Reckson Associates Realty Corp. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York), as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of January 25, 2007, by and among the Company, Reckson Associates Realty Corp., the Trustee and SL Green Realty Corp., (the "Indenture"). The right of a Holder to require the Company to purchase the Debentures, as described in the Company Notice to Holders of the 4.00% Exchangeable Senior Debentures due 2025 issued by the Company, dated May 10, 2010 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Company Notice is incorporated by reference as set forth below.

Item 1.        Summary Term Sheet.

The information set forth in the section of the Company Notice entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)  Name and Address.  The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Reckson Operating Partnership, L.P.
420 Lexington Avenue
New York, New York 10170
(212) 594-2700

(b)  Securities.  The information set forth on the front cover page and the section of the Company Notice entitled "Summary Term Sheet" is incorporated herein by reference.

 (c)  Trading Market and Price.  The Debentures are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Debentures.  Certain institutions and securities dealers do provide quotations for and engage in transactions in the Debentures.  The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Debentures" is incorporated herein by reference.

Item 3.        Identity and Background of the Filing Person.

(a)  Name and Address.  This Schedule TO is an issuer tender offer made by Reckson.  The business address and telephone number of Reckson are set forth under Item 2(a) above.

The names of the executive officers and directors of Reckson who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is: c/o Reckson Operating Partnership, L.P., 420 Lexington Avenue, New York, NY 10170 and the telephone number for each such person is (212) 594-2700.

Name	Position
Stephen L. Green	Chairman of the Board
Marc Holliday	Chief Executive Officer
John H. Alschuler	Director
Edwin Thomas Burton, III	Director
John S. Levy	Director
Andrew Mathias	President and Chief Investment Officer
Gregory F. Hughes	Chief Operating Officer and Chief Financial Officer
Andrew S. Levine	Chief Legal Officer and General Counsel

Item 4.        Terms of the Transaction.

(a)  Material Terms.  The information set forth in the sections of the Company Notice, more specifically under the sections entitled "Summary Term Sheet," "Important Information Concerning the Put Option—Information Concerning the Debentures,"  "—Procedures to be Followed by Holders Electing to Exercise the Put Option," "—Right of Withdrawal," "—Payment for Debentures" and "—Certain United States Federal Income Tax Considerations," is incorporated herein by reference.

(b)  Purchases.  To the best of Reckson's knowledge, no Debentures are owned by, and the Debentures will not be purchased from, any officer, director or other affiliate of Reckson.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company's Securities.  The documents and information set forth in the section of the Company Notice entitled " Important Information Concerning the Put Option—Additional Information" are incorporated herein by reference.  The following sets forth agreements, arrangements or understandings that involve the Debentures:

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York), as Trustee (filed as Exhibit 4.3 to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999).

Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson (filed as Exhibit 4.1 to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005).

Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson (filed as Exhibit 4.3 to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005).

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York) and SL Green Realty Corp. (filed as Exhibit 10.1 to SL Green's Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007).

Reckson has also entered into the following agreement with respect to other securities of Reckson:

Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.1 to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010).

SL Green Realty Corp. ("SL Green") also maintains certain plans and agreements with respect to its equity securities.  These plans and agreements are as follows:

1.	Amended 1997 Stock Option and Incentive Plan (filed as Exhibit 4.3 to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002).

2.
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003 (filed as Exhibit 10.1 to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003).

3.	Independent Directors' Deferral Plan (filed as Exhibit 10.45 to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005).

4.	Amended and Restated 2005 Stock Option and Incentive Plan (filed as Exhibit 10.1 to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007).

For a description of these plans and agreements, see SL Green's Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010, and SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders, filed on April 29, 2010.

Item 6.        Purposes of the Tender Offer and Plans or Proposals.

(a)  Purposes.  The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Debentures" is incorporated herein by reference.

(b) Use of Securities Acquired.  Reckson will deliver the Debentures purchased by Reckson in the Put Option to the Trustee for cancellation and those Debentures will cease to be outstanding.

(c)  Plans.  Except for the Put Option or as otherwise disclosed or incorporated by reference in the Company Notice, Reckson does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.        Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.  The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Payment for Debentures" is incorporated herein by reference. As described in the Company Notice, Reckson intends to finance the Put Option with cash on hand.

(b)  Conditions.  The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Debentures" is incorporated herein by reference.  There are no alternative financing arrangements or alternative financing plans in the event the primary financing plan described in (a) is not available.

(d)  Borrowed Funds.  Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)  Securities Ownership.  To the best of Reckson's knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Debentures.

(b)  Securities Transactions.  $21,442,000 principal amount of the Debentures were repurchased by SL Green on February 2, 2010.  $13,195,000 principal amount of the Debentures were repurchased by SL Green on April 12, 2010.

Item 9.        Persons/Assets Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.  The information set forth on the front cover of the Company Notice is incorporated herein by reference.

Item 10.      Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.      Additional Information.

None.

Item 12.      Exhibits.
Exhibit Number	Description
(a)(1)(A)	Company Notice, dated May 10, 2010.

(a)(5)(A)	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.

(b)	Not applicable.

(d)(1)
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(3)	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(4)
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)	Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and the The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.

(d)(7)
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.

(d)(9)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RECKSON OPERATING PARTNERSHIP, L.P. By: Wyoming Acquisition GP LLC

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Director

Date: May 10, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice, dated May 10, 2010.

(a)(5)(A)	Announcement of Reckson's launch of the Put Option, dated May 10, 2010, posted on the Company's website.

(b)	Not applicable.

(d)(1)
Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999.

(d)(2)
First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green Realty Corp.'s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(3)	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(4)
Officers' Certificate related to the 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson's Form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005.

(d)(5)	Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and the The Bank of New York Mellon, as Trustee, incorporated by reference to Reckson's Form 8-K dated March 16, 2010, filed with the Commission on March 16, 2010.

(d)(6)	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.

(d)(7)
2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green's Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(8)	Independent Directors' Deferral Plan, incorporated by reference to SL Green's Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.

(d)(9)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.

(g)	Not applicable.

(h)	Not applicable.

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